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                                                                  EXHIBIT (a)(2)


                              [TEXOIL LETTERHEAD]


                                January 24, 2001


Texoil, Inc.
110 Cypress Station Drive, Suite 220
Houston, TX  77090

Dear Stockholder:

         We are pleased to inform you that on January 18, 2001 Texoil, Inc. ("Texoil") entered into an Agreement and Plan of Merger (the "Merger Agreement") with OEI Acquisition, Corp., a Nevada corporation ("OEI") and a wholly-owned subsidiary of Ocean Energy, Inc., a Texas corporation ("Ocean"). The Merger Agreement provides for the merger of OEI with and into Texoil, with Texoil as the surviving corporation and becoming a wholly-owned subsidiary of Ocean.

         Under the terms of the Merger Agreement, OEI is commencing a tender offer to purchase all outstanding shares of Texoil common stock at a price of $8.25 per share and all of the outstanding preferred stock of Texoil at a price of $18.04 per share, net to tendering stockholders in cash. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York City time, on February 22, 2001. In the event the tender offer is successfully completed and upon receipt of all necessary stockholder consents, OEI will be merged into Texoil and all shares of Texoil common stock and preferred stock not purchased in the tender offer will be converted into the right to receive in cash at the same price per share as paid in the tender offer.

         The board of directors has approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to, and in the best interests of, the holders of Texoil common stock and preferred stock. Accordingly, the board of directors recommends that you accept the tender offer and tender your Texoil common stock or preferred stock, as the case may be, to OEI in the tender offer.

         In arriving at their recommendation, the board of directors gave careful consideration to a number of factors that are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Dain Rauscher Wessels to the effect that, and based upon and subject to the assumptions made, procedures followed and the matters


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considered, the aggregate consideration to be received in the tender offer and the merger was fair to holders of Texoil common stock and preferred stock, as a group, from a financial point of view, as of the date of its opinion.

         Also accompanying this letter is a copy of OEI's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of OEI's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                                        Sincerely,


                                                        /s/ Frank A. Lodzinski
                                                        ------------------------
                                                        Frank A. Lodzinski
                                                        Chairman of the Board